UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras announces completion of bookbuilding procedure of the 7th issuance of debentures

Rio de Janeiro, September 25, 2019 - Petróleo Brasileiro S.A. - Petrobras, following the press release issued on July 23, 2019, reports that the bookbuilding procedure of the 7th (seventh) issuance of simple, non-convertible, unsecured debentures (“Debentures”), in up to 3 (three) series, for placement under best efforts, pursuant to CVM Instruction no. 400 of December 29, 2003, as currently in force (“CVM Instruction 400”), considering the procedure indicated for issuers with large exposure to the market, pursuant to Articles 6-A and 6-B of said Instruction (“Offer”), resulted in the issuance of 2 (two) series, in the total amount of R$ 3,008,009,000.00 (three billion, eight million and nine thousand reais).

After the bookbuilding procedure, no debentures were allocated in the 3rd series, maturing on September 15, 2026.

The table below shows a summary including the final conditions obtained and the allocation of Debentures across the Issuance series:

Series	1st Series	2nd Series
Type	Incentive Debentures	Incentive Debentures
Maturity	September 15, 2029	September 15, 2034
Final Rate (after bookbuilding)	IPCA + 3.60% p.a.	IPCA + 3.90% p.a.
Allocated Volume (R$)	1,529,339,000.00	1,489,670,000.00

The Offering will start up only after (i) the fulfillment of requirements set forth in the Offer documents; (ii) the granting of the Offering registration by CVM; (iii) the deposit for distribution and trading of the Debentures at B3 S.A. - Brasil, Bolsa, Balcão and/or B3 - CETIP UTVM Segment; (iv) disclosure of the notice of commencement; and (v) the definitive prospectus made available to investors, pursuant to CVM Instruction 400.

The final settlement of the transaction is expected to occur on October 09, 2019, pursuant to the schedule set forth in the Offer documents.

This market communication is for information purposes only, pursuant to current legislation, and should not be construed or considered, for all legal purposes and effects, as a material for sale and/or disclosure of the Debentures and/or the Offer.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer